November 7, 2012

Via EDGAR and Federal Express

Mr. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:           Providence and Worcester Railroad Company (the “Company” or “P&W”)
File No. 001-12761

Dear Mr. Shenk:

This letter is in response to your correspondence dated October 10, 2012 (the “Comment Letter”) containing SEC’s comments arising from your review of our Form 8-K filed on April 6, 2012(the “Filing”).

In accordance with your request the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company provides this acknowledgement without prejudice to its rights to disclose staff comments and the Company’s response thereto in any such proceedings.

We have addressed below the matter raised in the Comment Letter.  For the convenience of the Commission’s staff, we reproduced the text of the heading and paragraph in the Comment Letter and follow with our response.

1.
 We note your response to prior comment 1. In your responses and in the Form 8-K filed on April 6, 2012, you have described this transaction as a settlement agreement which resolves certain disputes between the parties. Revenue earning activities are defined in ASC 605-10-25-1(b) as activities that involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations. Therefore, this transaction is not a part of your ongoing major or central operations and we do not believe it should be accounted for as revenue. This transaction appears to be more of an incidental or peripheral activity and thus more appropriately accounted for as other income. Alternatively, since you have described this transaction as reimbursement by Amtrak of additional operating expenses incurred by you as result of Amtrak’s failure to carry out their obligations under the 1978 Agreement, it may be appropriate to classify the consideration received as a reduction of operating expenses. Based on the above we believe you should amend your Form 10-Q for the quarter ended June 30, 2012 to restate your financial statements to account for the transaction as either other income or as a reduction of expenses.

The Company will offset expenses related to Maintenance of Way and Track Usage fees.  The changes will be reflected in an amended filing (Form 10Q/A) for June 30, 2012 and in its September 30, 2012 Form 10-Q filing.    In conjunction with the above change, the Company proposes to remove the asset and liability related to the Amtrak mileage credit as contained in its June 30, 2012 10Q and recognize the mileage credit only when taken against Amtrak track usage charges. By way of example if the Company were billed by Amtrak for $100,000 of track usage it will reflect the mileage credit as follows:

Track usage expense $100,000

Recoveries (as an offset to the Track usage expenses)                                                                                     $100,000

The Company would then add the following enhanced disclosures within the footnotes (using June 30 as an example):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Mileage credit available	$2,571	$ -	$2,571	$ -
Utilized	100	-	100	-
Mileage credit remaining	$2,471	$ -	$2,471	$ -

Additionally, the Company will enhance portions of Item 7 within its Form 10-Q and Form 10-K filings to include reference to the fact that the Company benefited as a result of the credit by negating the necessity of paying Track Usage Fees.  The Company would include the following disclosure in its MD&A:

The Company’s Track Usage Fees were reduced by $100,000 as a result of the utilization of a portion of the available mileage credit the Company received under the Amtrak Agreement.  The Company has $2,471 of credit remaining to offset future mileage charges for use of the NorthEast Corridor.

The Company notes that there will be no changes to the net income from operations previously reported.

2.
In connection with the comment above, we note from your disclosure in footnote 8 of your Form 10-K for the year ended December 31, 2011 that you account for other items as revenue, such as the sales of property and equipment, other legal settlements, and interest. These items do not appear to be to be a part of your ongoing major or central operations and, thus do not appear to be revenue generating activities. While these types of items may reoccur, the individual transactions are not the result of ongoing operations. As such, please revise to classify these items as other income below operating income.

The Company, a regional railroad, routinely receives requests by third parties to use portions of its rights of way and has repeatedly acceded to such requests through the grant of permanent easements, or execution of leases or licenses.  The Company considers such arrangements integral to the Company’s operations. Nevertheless, the Company will accede to the SEC’s request and prospectively reflect such items which do not have a recurring nature as other income below operating income.   Those interests, such as leases and licenses for a term of years, will continue to be recorded as operating income.

Please do not hesitate to contact me if you need additional information regarding any of these matters.

Very truly yours,

/s/ Daniel T. Noreck
Daniel T. Noreck
Treasurer and Chief Financial Officer